United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant To Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2012

Commission File Number: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.

(Exact Name of the Registrant as Specified in the Charter)

America Mobile

(Translation of Registrant’s Name into English)

Lago Zurich 245

Plaza Carso / Edificio Telcel

Colonia Granada Ampliación

11529 México, D.F., México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

(Check One)  Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This Report on Form 6-K shall be deemed incorporated by reference into the

Registrant’s Registration Statement on Form F-3ASR (File No. 333-182394).

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2012

The information in this report supplements information contained in our annual report on Form 20-F for the year ended December 31, 2011 (File No. 001-16269), filed with the Securities and Exchange Commission on April 30, 2012 (our “2011 Form 20-F”).

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Financial Position

(In thousands of Mexican pesos)

	At September 30, 2012		At December 31, 2011
	Unaudited		Audited
Assets
Current assets:
Cash and cash equivalents	Ps.	47,954,902	Ps.	59,123,996
Accounts receivable, net		111,676,653		124,973,353
Derivative financial instruments		326,432		7,777,953
Related parties		414,281		3,413,899
Inventories, net		29,168,618		34,141,317
Other current assets, net		15,916,533		10,846,749

Total current assets		205,457,419		240,277,267

Non-current assets:
Property, plant and equipment, net (Note 3)		472,264,074		466,086,773
Licenses and rights of use, net		37,146,779		38,530,899
Trademarks, net		1,540,572		3,006,854
Goodwill		102,169,661		73,038,433
Investment in associated companies and others (Note 4)		71,723,189		54,218,023
Deferred taxes		32,107,532		33,074,458
Net pension asset		27,528,604		22,327,733
Other non-current assets, net		16,149,879		15,056,421

Total non-current assets		760,630,290		705,339,594

Total assets	Ps.	966,087,709	Ps.	945,616,861

Liabilities and equity
Current liabilities:
Short-term debt and current portion of long-term debt (Note 5)	Ps.	20,320,470	Ps.	26,643,315
Accounts payable and accrued liabilities (Note 6)		175,155,830		178,740,455
Taxes payable		18,274,718		28,622,319
Derivative financial instruments		3,831,640		873,398
Related parties		984,837		1,630,265
Deferred revenues		22,384,697		26,248,679

Total current liabilities		240,952,192		262,758,431

Long-term debt (Note 5)		390,792,740		353,975,487
Deferred taxes		18,090,147		16,751,716
Deferred revenues		1,094,938		3,175,796
Employee benefits		11,874,516		13,315,736

Total non-current liabilities		421,852,341		387,218,735

Total liabilities		662,804,533		649,977,166

Equity (Note 9)
Capital stock		96,415,757		96,419,636
Retained earnings:
Prior years		128,393,771		81,198,952
Profit for the period		76,478,456		82,853,529

Total retained earnings		204,872,227		164,052,481
Other comprehensive income items		(8,278,063)		25,168,067

Equity attributable to equity holders of the parent		293,009,921		285,640,184
Non-controlling interests		10,273,255		9,999,511

Total equity		303,283,176		295,639,695

Total liabilities and equity	Ps.	966,087,709	Ps.	945,616,861

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Unaudited Condensed Consolidated Statements of Comprehensive Income

(In thousands of Mexican pesos, except for earnings per share)

	For the nine-month periods ended September 30,
	2012		2011
			(Adjusted – see Note 2d)
Operating revenues:
Services revenues	Ps.	528,672,130	Ps.	458,385,980
Net sales of equipment and accessories		48,385,407		42,821,528

Total net revenues		577,057,537		501,207,508

Operating costs and expenses:
Cost of sales and services		252,966,362		206,727,046
Commercial, administrative and general expenses		122,355,165		106,640,716
Other expenses		2,499,683		2,768,990
Depreciation and amortization		77,277,349		68,836,743

Total operating costs and expenses		455,098,559		384,973,495

Operating income		121,958,978		116,234,013

Interest income		4,364,304		4,807,047
Interest expense		(18,560,504)		(14,708,520)
Exchange gain (loss), net		12,208,224		(15,693,953)
Valuation of derivatives and other financial items, net		(7,036,481)		8,544,197
Equity interest in net income of associated companies		1,107,820		1,803,690

Profit before income tax		114,042,341		100,986,474
Income tax (Note 10)		37,003,464		30,069,628

Net profit for the period	Ps.	77,038,877	Ps.	70,916,846

Net profit for the period attributable to:
Equity holders of the parent	Ps.	76,478,456	Ps.	66,344,225
Non-controlling interests		560,421		4,572,621

	Ps.	77,038,877	Ps.	70,916,846

Other comprehensive loss items
Effect of translation of foreign entities	Ps.	(34,646,018)	Ps.	1,461,631
Effect of fair value of derivatives, net of deferred taxes		118,646		452,152

Total other comprehensive income for the period		(34,527,372)		1,913,783

Total comprehensive income for the period	Ps.	42,511,505	Ps.	72,830,629

Comprehensive income for the period attributable to:
Equity holders of the parent	Ps.	43,183,733	Ps.	68,236,105
Non-controlling interests		(672,228)		4,594,524

	Ps.	42,511,505	Ps.	72,830,629

Basic and diluted earnings per share attributable to equity holders of the parent	Ps.	1.00	Ps.	0.83

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Unaudited Condensed Consolidated Statements of Comprehensive Income

(In thousands of Mexican pesos, except for earnings per share)

	For the three-month periods ended September 30,
	2012		2011
			(Adjusted–see Note 2d)
Operating revenues:
Services revenues	Ps.	176,075,300	Ps.	158,758,008
Net sales of equipment and accessories		16,745,459		14,952,771

Total net revenues		192,820,759		173,710,779

Operating costs and expenses:
Cost of sales and services		84,978,490		73,662,704
Commercial, administrative and general expenses		40,664,637		36,105,939
Other expenses		930,082		882,749
Depreciation and amortization		25,423,409		23,738,411

Total operating costs and expenses		151,996,618		134,389,803

Operating income		40,824,141		39,320,976

Interest income		1,216,726		1,740,789
Interest expense		(6,192,402)		(5,137,126)
Exchange gain (loss), net		9,014,606		(22,185,204)
Valuation of derivatives and other financial items, net		(1,668,016)		12,846,572
Equity interest in net income of associated companies		1,171,891		505,176

Profit before income tax		44,366,946		27,091,183
Income tax (Note 10)		13,516,891		6,925,715

Net profit for the period	Ps.	30,850,055	Ps.	20,165,468

Net profit for the period attributable to:
Equity holders of the parent	Ps.	30,587,165	Ps.	18,682,357
Non-controlling interests		262,890		1,483,111

	Ps.	30,850,055	Ps.	20,165,468

Other comprehensive loss items
Effect of translation of foreign entities	Ps.	(15,934,303)	Ps.	6,377,293
Effect of fair value of derivatives, net of deferred taxes		4,899		919,236

Total other comprehensive income for the period		(15,929,404)		7,296,529

Total comprehensive income for the period	Ps.	14,920,651	Ps.	27,461,997

Comprehensive income for the period attributable to:
Equity holders of the parent	Ps.	15,247,217	Ps.	24,955,912
Non-controlling interests		(326,566)		2,506,085

	Ps.	14,920,651	Ps.	27,461,997

Basic and diluted earnings per share attributable to equity holders of the parent	Ps.	0.40	Ps.	0.24

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Unaudited Consolidated Statements of Changes in Equity

For the nine-month periods ended September 30, 2012

(In thousands of Mexican pesos)

	Capital stock		Legal reserve		Retained earnings		Total retained earnings		Effect of derivative financial instruments acquired for hedging purposes		Effect of translation		Total equity attributable to equity holders of the parent		Non-controlling interests		Total equity
Balance at January 1, 2012		Ps. 96,419,636		Ps. 358,440		Ps. 163,694,041		Ps. 164,052,481		Ps.(242,583)		Ps. 25,410,650		Ps. 285,640,184		Ps. 9,999,511		Ps. 295,639,695
Net profit for the period						76,478,456		76,478,456						76,478,456		560,421		77,038,877
Effect of translation of foreign entities												(33,399,828)		(33,399,828)		(1,246,190)		(34,646,018)
Effect of fair value of derivatives, net of deferred taxes										105,105				105,105		13,541		118,646

Comprehensive income for the period						76,478,456		76,478,456		105,105		(33,399,828)		43,183,733		(672,228)		42,511,505
Dividends						(15,289,943)		(15,289,943)						(15,289,943)		(80,058)		(15,370,001)
Repurchase of shares		(3,879)				(14,962,942)		(14,962,942)						(14,966,821)				(14,966,821)
Consolidation effect of Net												(151,407)		(151,407)		3,041,699		2,890,292
Acquisition of non-controlling interests						(5,405,825)		(5,405,825)						(5,405,825)		(2,015,669)		(7,421,494)

Balance at September 30, 2012	Ps.	96,415,757	Ps.	358,440	Ps.	204,513,787	Ps.	204,872,227	Ps.	(137,478)	Ps.	(8,140,585)	Ps.	293,009,921	Ps.	10,273,255	Ps.	303,283,176

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Unaudited Consolidated Statements of Changes in Equity

For the nine-month periods ended September 30, 2011

(In thousands of Mexican pesos)

	Capital stock		Legal reserve		Retained earnings		Total retained earnings		Effect of derivative financial instruments acquired for hedging purposes		Effect of translation		Total equity attributable to equity holders of the parent		Non-controlling interests		Total equity
Balance at January 1, 2011	Ps.	96,433,461	Ps.	358,440	Ps.	195,774,252	Ps.	196,132,692	Ps.	34,165	Ps.	15,051,665	Ps.	307,651,983	Ps.	28,385,187	Ps.	336,037,170
Net profit for the period						66,344,225		66,344,225						66,344,225		4,572,621		70,916,846
Effect of translation of foreign entities												1,620,449		1,620,449		(158,818)		1,461,631
Effect of fair value of derivatives, net of deferred taxes										271,431				271,431		180,721		452,152

Comprehensive income for the period						66,344,225		66,344,225		271,431		1,620,449		68,236,105		4,594,524		72,830,629
Dividends						(13,944,185)		(13,944,185)						(13,944,185)		(3,240,458)		(17,184,643)
Repurchase of shares		(11,843)				(44,821,445)		(44,821,445)						(44,833,288)				(44,833,288)
Repurchase by subsidiary of its own shares						(814,388)		(814,388)						(814,388)		(543,831)		(1,358,219)
Acquisition of non-controlling interests						(317,325)		(317,325)						(317,325)		(3,318,406)		(3,635,731)

Balance at September 30, 2011	Ps.	96,421,618	Ps.	358,440	Ps.	202,221,134	Ps.	202,579,574	Ps.	305,596	Ps.	16,672,114	Ps.	315,978,902	Ps.	25,877,016	Ps.	341,855,918

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Unaudited Consolidated Statements of Cash Flows

(In thousands of Mexican pesos)

	For the nine-month periods ended September 30,
	2012	2011 (Adjusted—see Note 2g)
Operating Activities:
Profit before income tax	Ps. 114,042,341	Ps. 100,986,474
Items not requiring the use of cash:
Depreciation	68,673,700	61,090,915
Amortization of intangible assets	8,603,649	7,745,828
Equity interest in net income of associated companies	(1,107,820)	(1,803,690)
Loss (gain) on sale of fixed assets	(26,629)	(2,380)
Net period cost of labor obligations	6,555,963	6,152,302
Exchange (gain) loss, net	(22,509,065)	20,171,363
Interest expense	18,560,504	14,708,520
Employee profit sharing	2,859,482	2,964,918
Other financial costs, net	2,057,788	(13,019,586)
Working capital adjustments:
Accounts receivable	4,804,690	(2,529,434)
Prepaid expenses	(5,172,719)	(4,321,491)
Related parties	166,709	(540,221)
Inventories	3,523,754	(2,139,267)
Other assets	(2,555,197)	(1,291,710)
Accounts payable and accrued liabilities	1,364,236	(6,742,508)
Financial instruments	34,084	1,089,781
Deferred revenues	(712,867)	258,362
Labor obligations	(9,173,581)	(5,944,202)
Employee profit sharing paid	(3,354,552)	(3,314,732)
Income tax paid	(34,446,114)	(46,727,066)

Net cash flow provided by operating activities	152,188,356	126,792,176

Investing activities:
Purchase of property, plant and equipment	(92,553,515)	(70,656,312)
Acquisition of licenses	(253,927)	(901,005)
Proceeds from sale of fixed assets	38,582	30,208
Dividend received	571,187
Cash balances of NET acquired on consolidation	4,534,308
Acquisition of investments	(71,540,125)	(1,378,112)

Net cash flow used in investing activities	(159,203,490)	(72,905,221)

Financing activities:
Loans obtained	133,536,525	79,585,723
Repayment of loans	(90,662,861)	(51,016,036)
Interest paid	(16,752,371)	(16,238,441)
Repurchase of shares	(15,082,304)	(45,788,771)
Dividend paid	(7,638,601)	(10,072,862)
Derivative financial instruments	5,123,774	(75,692)
Acquisition of non-controlling interest	(7,421,493)	(3,635,731)

Net cash flow used in financing activities	1,102,669	(47,241,810)

Net (decrease) increase in cash and cash equivalents	(5,912,465)	6,645,145

Adjustment to cash flows due to exchange rate fluctuations	(5,256,629)	552,013
Cash and cash equivalents at beginning of period	59,123,996	95,938,465

Cash and cash equivalents at end of period	Ps. 47,954,902	Ps. 103,135,623

Non-cash transactions related to:

	2012	2011
Investing activities
Purchases of Property, plant and equipment	Ps. 10,791,695	Ps. 2,565,305

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(In thousands of Mexican pesos and thousands of U.S. dollars, unless otherwise indicated)

1. Description of the business

América Móvil, S.A.B. de C.V. and subsidiaries (hereinafter, the “Company or “América Móvil”) was incorporated under laws of Mexico on September 25, 2000. The Company provides telecommunications services in 18 countries throughout Latin America, the United States and the Caribbean. These telecommunications services include mobile and fixed voice services, mobile and fixed data services, internet access and paid TV, as well as other related services.

•

The voice services provided by the Company, both mobile and fixed, mainly include the following: airtime, local, domestic and international long-distance services, and network interconnection services.

•	The data services provided by the Company include the following: value added services, corporate networks, data and Internet services.

•	Paid TV represents basic services, as well as pay per view and additional programming and advertising services.

•	Related services mainly include equipment and computer sales, and revenues from advertising in telephone directories and other services in related with Telecommunications Industries.

In order to provide these services, América Móvil has the necessary licenses, permits and concessions (collectively referred to herein as “licenses”) to build, install, operate and exploit public and/or private telecommunications networks and provide miscellaneous telecommunications services (mostly mobile and fixed telephony services), as well as to operate frequency bands in the radio-electric spectrum to be able to provide fixed wireless telephony and to operate frequency bands in the radio-electric spectrum for point-to-point and point-to-multipoint microwave links. The Company holds licenses in the 18 countries where it has a presence, and such licenses will expire between 2013 through 2046.

Certain licenses require the payment to the respective governments of a share in sales determined as a percentage of revenues from services under concession. The percentage is set as either a fixed rate or in some cases based on certain size of the infrastructure in operation.

América Móvil is located in Mexico City at Lago Zurich # 245, Colonia Ampliación Granada, Miguel Hidalgo, zip code 11529.

2. Basis of Preparation of the Consolidated Financial Statements and Summary of Significant Accounting Policies and Practices

a) Basis of preparation

The accompanying unaudited interim condensed consolidated financial statements for all the periods presented, have been prepared in conformity with the International Accounting Standard 34, Interim Financial Reporting (IAS 34), as issued by the IASB, applicable to interim financial statements and using the same accounting policies applied in preparing the annual statements.

The unaudited interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Company’s audited annual consolidated financial statements as of December 31, 2011 included in our Annual Report in Form 20-F for the year ended December 31, 2011 (the “2011 Form 20-F”).

The preparation of these financial statements under International Financial Reporting Standards (IFRS) requires the use of critical estimates and assumptions that affect the amounts reported for certain assets and liabilities, as well as certain income and expenses. It also requires that management exercise judgment in the application of the Company’s accounting policies.

The Mexican peso is the currency of presentation of these financial statements.

b) New standards, interpretations and amendments thereof

The accounting policies adopted in the preparation of the unaudited condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended December 31, 2011. Furthermore, certain IFRS standards are pending adoption as described below.

IFRS 7, Financial Instruments: Disclosures. Enhanced Derecognition Disclosure Requirements

The amendment requires additional disclosure about financial assets that have been transferred but not derecognized to enable the user of the Company´s financial statements to understand the relationship with those assets that have not been derecognized and their associated liabilities. In addition, the amendment requires disclosures about continuing involvement in derecognized assets to enable the user to evaluate the nature of, and risks associated with, the entity’s continuing involvement in those derecognized assets. The amendment becomes effective for annual periods beginning on or after July 1, 2011. The amendment affects disclosure only and has no impact on AMXs financial position or performance.

The Company is currently evaluating the impact of the adoption of this new standard.

IFRS 9, Financial Instruments: Classification and Measurement

IFRS 9 for financial assets was first published in November 2009 and was later updated in October 2010 to include financial liabilities. These pronouncements initially required the adoption of the standard for annual periods on or after January 1, 2013. Amendments to IFRS 9 Mandatory Effective Date of IFRS 9 and Transition Disclosures, issued in December 2011, moved the mandatory effective date of both the 2009 and 2010 versions of IFRS 9 from January 1, 2013 to January 1, 2015.

The Company is currently evaluating the impact of the adoption of this new standard.

IFRS 10, Consolidated Financial Statements

IFRS 10 replaces the portion of IAS 27, Consolidated and Separate Financial Statements, that addresses the accounting for consolidated financial statements. It also includes the issues raised in SIC-12, Consolidation—Special Purpose Entities.

IFRS 10 establishes a single control model that applies to all entities including special purpose entities. The changes introduced by IFRS 10 will require management to exercise significant judgment to determine which entities are controlled, and therefore, are required to be consolidated by a parent, compared with the requirements that were in IAS 27. This standard becomes effective for annual periods beginning on or after January 1, 2013.

The Company is currently evaluating the impact of the adoption of this new standard.

IFRS 11 Joint Arrangements, IAS 28 Investments in Associates and Joint Ventures Effective for annual periods beginning on or after January 1, 2013.

IFRS 11 replaces IAS 31, Interests in Joint Ventures and SIC-13, Jointly-controlled Entities — Non-monetary Contributions by ventures. Joint control under IFRS 11 is defined as the contractually agreed sharing of control of an arrangement, which exists only when the decisions about the relevant activities require the unanimous consent of the parties sharing control. ‘Control’ in ‘joint control’ refers to the definition of ‘control’ in IFRS 10.

The Company is currently evaluating the impact of the adoption of this new standard.

IFRS 12, Disclosure of Involvement with Other Entities

IFRS 12 includes all of the disclosures that were previously in IAS 27 related to consolidated financial statements, as well as all of the disclosures that were previously included in IAS 31 and IAS 28. These disclosures relate to an entity’s interests in subsidiaries, joint arrangements, associates and structured entities.

The Company is currently evaluating the impact of the adoption of this new standard.

IFRS 13, Fair Value Measurement

IFRS 13 does not change when fair value is used, but rather describes how to measure fair value when fair value is required or permitted by IFRS. Fair value under IFRS 13 is defined as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date” (i.e., an ‘exit price’). ‘Fair value’ as used in IFRS 2 Share-based Payments and IAS 17 Leases is excluded from the scope of IFRS 13.

The Company is currently evaluating the impact of the adoption of this new standard.

IAS 19, Employee Benefits (Amendment)

On June 16, 2011, the IASB published modifications to IAS 19, Employee Benefits, which changes the accounting for defined benefit plans and termination benefits. The modifications require the recognition of the changes in the defined benefit obligation and plan assets when they occur, eliminating the corridor approach and accelerating the recognition of past service costs. The changes also eliminate the deferral of actuarial gains/losses, and require that they be recorded directly within other comprehensive income in each reporting period. Changes in the defined benefit obligation and plan assets are divided in three components: service cost, net interest of net (assets) liabilities of defined benefits and remeasurement of the net (assets) liabilities for defined benefits. The net interest is calculated using a rate of return for high quality corporate bonds, which may be less than the current rate used to calculate the expected return on the plan assets, resulting in a decrease to the profit for the current period.

The modifications are effective beginning January 1, 2013, with early adoption allowed. Also retrospective application is required with certain exceptions.

The Company has defined benefit pension plans for its operations in Puerto Rico, Brazil and Mexico, all of which have unrecognized actuarial losses. While the Company has not completed its determination of the exact impact of this new standard, it has preliminarily estimated the potential impact to be as much as a Ps. 52.0 billion decrease in shareholders’ equity upon adoption.

c) Consolidation and basis of translation of financial statements of foreign subsidiaries

i) Consolidation

The unaudited interim condensed consolidated financial statements include the accounts of América Móvil, S.A.B. de C.V. and those of the subsidiaries over which the Company exercises control. The financial statements for the subsidiaries were prepared for the same period as the holding company, applying consistent accounting policies. All of the companies operate in the telecommunications field or provide services to companies relating to this activity.

All intercompany balances and transactions have been eliminated in the unaudited interim condensed consolidated financial statements. Non-controlling interests refer to certain subsidiaries in which the Company does not hold 100% of the shares.

The results of operations of the subsidiaries and associates were included in the Company’s unaudited interim condensed consolidated financial statements beginning as of the month following their acquisition.

Non-controlling interests represent the portion of profits or losses and net assets not held by the Company. Non-controlling interests are presented separately in the consolidated Statement of Comprehensive Income and are presented in equity in the Consolidated Statement of Financial Position separately from América Móvil’s own equity.

Acquisitions of non-controlling interest are recognized as equity transactions (transactions with owners in their capacity as owners). The carrying amounts of the controlling and non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiary. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid are recognized directly in equity and attributed to the owners of the parent.

ii) Basis of translation of financial statements of foreign subsidiaries and associated companies

The financial statements of foreign subsidiaries and associated companies are either consolidated or recognized using the equity method, respectively, in accordance with the following:

The reported financial statements of América Móvil’s foreign operations were converted to International Financial Reporting Standards in the local currency and then translated into the reporting currency. Since none of our subsidiaries and associates operates in a hyperinflationary economic environment and each of their local currency is its functional currency, the translation of their financial statements prepared under IFRS and denominated in their respective local currencies, was translated as follows:

•	all monetary assets and liabilities were translated at the prevailing exchange rate at the period closing;

•	all non-monetary assets and liabilities at the exchange rate in effect at the period closing;

•	equity accounts are translated at the prevailing exchange rate at the time the capital contributions were made and the profits were generated;

•	revenues, costs and expenses are translated at the average exchange rate during the applicable period;

•	the difference resulting from the translation process is recognized in equity in the caption “Effect of translation of foreign entities”; and

•	the statements of cash flows were translated using the weighted average exchange rate for the applicable period.

The difference resulting from the translation process is recognized in equity in the caption “Effect of translation of foreign entities”. At September 30, 2012 and 2011, the cumulative translation (loss) gain was Ps.(8,140,585) and Ps.16,672,114, respectively.

d) Revenue recognition

Revenues are recognized at the time the related service is rendered, provided that the revenue may be reliably measured, it is probable that the entity will receive the economic benefits associated with the transaction, the degree of completion of the transaction may be reliably measured and there is high certainty of collectability.

Beginning January 1, 2012, upon a further review of vendor agreements, the Company concluded based on the terms of such agreements that the correct presentation of commissions paid to distributors for postpaid plans, whether for activation, loyalty or volume, under IFRS in the income statement should be on a gross basis (as an expense) rather than as a reduction of revenue as was historically made. Thus, beginning January 1, 2012, the Company changed its accounting to begin recording commissions paid to distributors as a commercial, administrative and general expense, rather than as reduction of revenue. The Company has retrospectively adjusted the unaudited condensed consolidated statements of comprehensive income for the three and nine-month periods ended September 30, 2011 to reflect this correction, resulting in an increase to both services revenues and commercial, general and administrative expenses.

The Company has not revised its annual consolidated financial statements for the years ended December 31, 2009, 2010 and 2011 included in its 2011 Form 20-F as it does not view such revision to be material to the presentation of such consolidated financial statements. The Company does, however, intend to make such a retrospective revision for comparability purposes when it prepares its 2012 Form 20-F. Had such revision been applied retrospectively to the annual consolidated financial statements, total revenues would have been Ps. 581,560,025, Ps.629,889,329 and Ps. 689,966,312 for December 31, 2009, 2010 and 2011, respectively.

Voice services fixed and mobile

•

Monthly rent in post-paid plans is billed based on the associated plan and package rates, corresponding to when the services are provided. Revenues billed for services to be rendered are recognized as deferred revenues.

•

Revenues from local services are derived from charges for line installations, monthly rent for services and monthly charges for metered services based on the number of minutes. These revenues depend on the number of lines in service, the number of newly installed lines and volume of minutes.

•

Revenues for interconnection services, which represent calls from other carriers entering the Company’s mobile and fixed line networks (incoming interconnection services), are recognized at the time the service is provided. Such services are invoiced based on the rates previously agreed with other carriers.

•

Long-distance revenues originate from airtime or minutes used in making calls in a region or coverage areas outside of the area where the customer’s service is activated. These revenues are recognized at the time the service is provided.

•

Revenues from roaming charges are related to airtime charged to customers for making or receiving calls when visiting a local service area, country or region outside the local service area where the customer’s service is activated. The related revenues are recognized at the time the service is provided based on the rates established and agreed upon by our subsidiaries with other domestic and international mobile carriers.

Data fixed and mobile

•

Value added services and other services include voice services and data transmission services (such as two-way and written messages, call information, ring tones, emergency services, among others). Revenues from such services are recognized at the time they are provided or when the services are downloaded.

•	Internet services and the sale of point-to-point and point-to-multipoint links are recognized on the date of installation, which is similar to the date when the respective traffic begins.

•	Revenues from corporate networks are obtained mainly from private lines and from providing virtual private network services. These revenues are recognized at the time the respective traffic begins.

Pay television

Revenues from pay TV include payments for package deals, pay-per-view and advertising, all of which are recognized at the time the services are provided. Revenue is recognized for programming services that include a TV channel package, as well as for pay-per-view.

Other related services

•	Advertising revenues earned through the publication of the telephone directory are recognized when advertising is published.

•

Sales of mobile phone equipment and computers, which are mostly made to authorized distributors and the general public, are recognized as revenue at the time the products are delivered and accepted by the customer, the distributors and general public do not have the right to return the products, and the recovery of the amounts is probable.

Points programs

The points programs are recognized as a reduction to revenues, since they effectively represent a decrease in the price of mobile services and equipment.

e) Cost of mobile equipment and computers

The cost of mobile equipment and computers is recognized at the time the related revenue is recognized. The costs relating to the sale of such equipment is recognized as cost of sales.

f) Cost of services

These costs include the cost of call terminations in the networks of other carriers, the costs to link the fixed and mobile networks, payments for long-distance services, rental costs for the use of infrastructure (links, ports and measured service), as well as message exchanges between carriers. Such costs are recognized at the time the service is received by the fixed or mobile carriers. These costs also include last-mile costs and line installation costs, which are also recognized at the time the services are received.

g) Cash and cash equivalents and marketable securities

Cash and cash equivalents consist of bank deposits and highly liquid investments with maturities of less than 90 days. These investments are stated at cost plus accrued interest, which is similar to their market value.

The presentation of the statement of cash flows for the nine-month period ended September 30, 2011 was corrected to eliminate an intercompany transaction not previously identified in the cash balance.

h) Allowance for bad debts

The Company periodically recognizes a provision for doubtful accounts based mainly on its past experience, the aging of its accounts receivable, the delays in resolving its disputes with other carriers, and the market segments of its customers (governments, businesses and mass market).

Collection policies and procedures vary depending on the credit history of the customer, the credit granted, and the age of the unpaid calls in other cases.

The evaluation of collection risk of accounts receivables with related parties is performed annually based on an examination of each related party’s financial situation and the markets in which they operate.

i) Inventories

Inventories are initially recognized at historical cost and are valued using the average cost method, without exceeding their net realizable value.

The estimate of the realizable value of inventories on-hand is based on their age and turnover.

j) Goodwill

Business combinations are accounted for using the acquisition method.

Goodwill represents the difference between the purchase price and the fair value of the net assets acquired at the acquisition date.

Goodwill is reviewed annually to determine its recoverability or more often if circumstances indicate that the net book value of the goodwill might be not fully recoverable.

The possible loss of value in goodwill is determined by analyzing the recovery value of the cash generating unit (or the group thereof) to which the goodwill is associated at the time it originated. If this recovery value is lower than the net book value, an impairment loss is charged to results of operations.

For the nine months ended September 30, 2012 and 2011, the Company has not recorded any impairment on its goodwill and or other intangible assets.

k) Property, plant and equipment

Property, plant and equipment are recorded at acquisition cost, net of accumulated depreciation. Depreciation is computed on the deemed cost of the assets using the straight line method, based on the estimated useful lives of the related assets, beginning the month after they become available for use.

The Company periodically assesses the residual values, useful lives and depreciation methods associated with its property, plant and equipment. If necessary, the effects of any changes in accounting estimates is recognized prospectively, at the closing of each period, in accordance with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors.

Borrowing costs that are incurred for general financing for construction in progress for periods exceeding six months are capitalized as part of the cost of the asset.

Inventories for the operation of telephone plant are valued using the average cost method, without exceeding their net realizable value.

The valuation of inventories for the operation of the telephony plant considered obsolete, defective or slow-moving, are reduced to their estimated net realizable value. The estimate of the recovery value of inventories is based on their age and turnover.

In addition to the purchase price and costs directly attributable to preparing an asset in terms of its physical location and condition for use as intended by management, the cost also includes the estimated costs for the dismantlement and removal of the asset, and for restoration of the site where it is located. For property, plant and equipment made up of several components with different useful lives, the major individual components are depreciated over their individual useful lives. Maintenance costs and repairs are expensed as incurred.

The net book value of property, plant and equipment items is removed from the balance sheet at the time the asset is sold or when no future economic benefits are expected from its use or sale. Any gains or losses on the sale of property, plant and equipment represent the difference between net proceeds of the sale, if any, and the net book value of the item at the time of sale. These gains or losses are recognized as either other operating income or operating expenses upon sale.

The carrying value of property, plant and equipment is reviewed whenever there are indicators of impairment in such assets. Whenever an asset’s recovery value, which is the greater of the asset’s selling price and its value in use (the present value of future cash flows), is less than the asset’s net carrying value, the difference is recognized as an impairment loss.

For the nine-month periods ended September 30, 2012 and 2011, no impairment losses were recognized on property, plant and equipment.

l) Impairment in the value of long-lived assets

The Company has a policy in place for evaluating the existence of indicators of impairment in the carrying value of long-lived fixed assets, including goodwill and intangibles. When there are such indicators, or in the case of assets whose nature requires an annual impairment analysis, the recovery value of the asset is estimated, which is the greater of its fair value, less any disposal costs, and its value in use. Value in use is determined by discounting estimated future cash flows, applying a discount rate before taxes that reflects the time value of money and taking into consideration the specific risks associated with the asset. When the recovery value of an asset is below its net book value, an impairment is considered to exist. In this case, the book value of the asset is reduced to the asset’s recovery value, recognizing the loss in results of operations for the respective period. Depreciation and/or amortization expense of future periods is adjusted based on the new book value determined for the asset over the asset’s remaining useful life. Impairment is computed individually for each asset. Recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or group of assets.

In the estimation of impairments, the Company uses the strategic plans established for the separate cash generating units to which the assets are assigned. Such strategic plans generally cover a period from three to five years. For longer periods, beginning in the fifth year, projections are used that are based on such strategic plans while applying a constant or decreasing expected growth rate.

The estimations are performed according to the requirements and methodology required by the IAS 36 for each of the Company’s subsidiaries understanding each subsidiary as a cash generating unit (CGU).

The forecasts are performed by the Company’s management in real terms (without inflation) and in pesos with acquisition value. The forecasts are made according to budgets which are approved by the Company’s Chief Executive Officer (CEO) and are the same presented to the Board of Directors.

In the procedure of elaborating the information regarding the financial forecast, premises and assumptions have been included which any other market participant in similar conditions would consider.

m) Licenses and trademarks

Licenses are recorded at acquisition cost, net of accumulated amortization.

Licenses to operate wireless telecommunications networks are accounted for at cost or at fair value at acquisition date. Licenses are amortized using the straight-line method over a period ranging from 5 to 40 years, which represents the usage period of the assets.

Trademarks are recorded at their value in use at the valuation date when acquired, as determined by independent appraisers, and are amortized using the straight-line method over a period ranging from 1 to 10 years.

The value of the Company’s intangible assets with defined useful lives is reviewed annually and whenever there are indicators of impairment in the value of such assets. Whenever an asset’s recovery value, which is the greater of the asset’s selling price and its value in use (the present value of future cash flows), is less than the asset’s net carrying amount, the difference is recognized as an impairment loss.

For the nine-month periods ended September 30, 2012 and 2011, no impairment losses were recognized on licenses and trademarks.

3. Property, plant and equipment, net

During the nine-month periods ended September 30, 2012 and 2011, the Company invested in plant and equipment in order to increase and update its transmission network and other mobile and fixed assets for an amount of Ps 92,553,515 and Ps. 70,656,312, respectively.

4. Equity Investments in associated companies and others

An analysis of this caption is as follows

	September 30, 2012		December 31, 2011
Investments in:
Net Serviços de Comunicação, S.A.			Ps.	53,055,002
KoninKlijke KPN N.V. (“KPN”)	Ps.	53,306,380
Telekom Austria AG (“Telekom Austria”)		15,977,419
Other investments		2,439,390		1,163,021

	Ps.	71,723,189	Ps.	54,218,023

The following is a description of the major acquisitions during the nine-month period ended September 30 2012:

	Balance at January 1, 2012	Equity Interest Acquired and dividend received		Equity Interest in net income of associate		Effect of translation		Balance at September 30, 2012
KoninKlijke KPN N.V. (“KPN”)		Ps.	52,211,266	Ps.	1,150,330	Ps.	55,216	Ps.	53,306,380

Telekom Austria AG (“Telekom Austria”)		Ps.	15,977,419					Ps.	15,977,419

a) KoninKlijke KPN N.V. (“KPN”).

On May 29, 2012, our subsidiary AMOV Europa B.V. (“AMOV”) commenced a partial tender offer in cash to all holders of ordinary shares of Koninklijke KPN N.V. (“KPN”). KPN is the leading telecommunications service provider in The Netherlands, which offers fixed-line and wireless telecommunications services, internet and Pay TV to consumers, and end-to-end telecommunications services to business customers. AMOV offered to purchase up to the number of shares that would result in AMOV and América Móvil holding 393,283,000 shares (representing a total of up to approximately 27.7% of all outstanding shares of KPN). The offer was subject to Dutch disclosure and procedural requirements, which differ from those of the United States. The Company purchased shares of KPN prior to commencing and during the offer, and as of June 27, 2012, América Móvil and AMOV held a total of 353,283,000 shares of KPN, representing 24.9% of the outstanding shares of KPN. The offer expired on June 27, 2012, and more than a sufficient number of shares needed for us to reach the maximum ownership amount of 27.7% of the outstanding shares was tendered. Upon closing of the tender offer, the total aggregate cost of the Company’s investment in KPN is approximately €3,047 million (Ps. 52.2 billion).

The following tables show condensed consolidated financial information of KPN as of June 30, 2012 at preliminary estimated fair value as of the date of acquisition.

(Millions of Mexican pesos)

Current assets	Ps.	49,628
Property, plant and equipment		134,533
Other assets		202,700

Total assets		386,861
Total liabilities		342,478

Total equity		44,383
% of equity acquired		27.7%

Total equity attributable to AMX		12,307
Purchase price		52,211

Goodwill	Ps.	39,904

The Company’s equity method purchase price allocation is preliminary in nature and is currently in the process of making the necessary assessments in order to determine the specific fair value of net assets of underlying equity method investment.

b) Telekom Austria AG (“Telekom Austria”)

On June 15, 2012, the Company agreed to acquire approximately 21% of the outstanding shares of Telekom Austria AG (“Telekom Austria”) from Marathon Zwei Beteiligungs GmbH, a wholly-owned subsidiary of RPR Privatstiftung, a private trust established by Mr. Ronny Pecik. Under the agreement, the Company acquired 5% of the outstanding shares of Telekom Austria, and had right to acquire additional shares. On September 25, 2012, the Company exercised this right and acquired approximately 16% of the outstanding shares of Telekom Austria, after receiving the required regulatory approvals. As of September 30, 2012, the Company held directly and indirectly approximately 22.76% of the outstanding shares of Telekom Austria. The total aggregate costs of the Company’s investment in Telekom Austria is approximately €954 million (Ps.15,977 million). Telekom Austria is the largest telecommunications company in Austria, and also provides telecommunications services in Belarus, Bulgaria, Croatia, Liechtenstein, Macedonia, Serbia and Slovenia.

Presented below is preliminary financial information for Telekom Austria:

(Millions of Mexican pesos)
Current assets	Ps.	36,940
Property, plant and equipment		42,209
Other Assets		54,396

Total assets		133,545
Total liabilities		119,434

Total equity		14,111
Non-controlling interest		17

Total equity		14,094
% of equity acquired		22.76%

Total equity attributable to AMX		3,221
Purchase price		15,977

Goodwill	Ps.	12,756

The Company’s equity method purchase price allocation is preliminary in nature and is currently in the process of making the necessary assessments in order to determine the specific fair value of net assets of underlying equity method investment.

c) DLA, Inc. (“DLA”)

On January 6, 2012, América Móvil entered into an agreement with Claxson Interactive Group, Inc. during the fourth quarter of 2011, and acquired as of such date 100% of the shares representing the capital stock of DLA, Inc. (“DLA”). The amount paid was Ps. 615,927 (US$ 50 million).

DLA is the leading corporation in the development, integration and delivery of entertainment products made for digital distribution in Latin America.

d) Simple Mobile, Inc.

On June 19, 2012, our subsidiary Tracfone Wireless Inc. acquired 100% of the operations of Simple Mobile Inc. for approximately US$ 118.0 million (Ps. 1,651.7 million). Simple Mobile, Inc. is one of the fastest growing mobile virtual network operators (MVNOs) in the United States, with more than 2.5 million customer activations.

e) On September 2012, the Company acquired an equity interest in other Mexican entities for an amount of Ps. 379,564.

f) Net Serviços de Comunicação, S.A. (NET)

As a result of AMX obtaining control of NET in February 2012, the Company must recognize the acquisition as a business combination in accordance with IFRS 3 based on the fair value of NET’s assets acquired, liabilities assumed and the non-controlling interest. The purchase price for NET consists of the fair value of the equity method investment previously held, plus the amount of cash required to exercise the option to control NET.

The Company has derecognized its equity method investment in NET and was to recognize the difference between its carrying value and the fair value of the non-controlling interest at the acquisition date in comprehensive income during the quarter ended March 31, 2012. The Company is in the process of computing the fair value amount, but anticipates that the gain on the derecognition of its equity investment to be immaterial to the unaudited interim condensed consolidated financial statements.

The following tables show condensed consolidated financial information of NET at preliminary estimated fair value as of the date of consolidation:

Current assets	Ps.	10,099,622
Property, plant and equipment		33,097,376
Other Assets		28,808,826

Total assets		72,005,824
Total liabilities		34,035,650

Total equity		37,970,174
Non-controlling interest		2,972,151

Total equity attributable to AMX		34,998,023
Purchase price		54,565,021

Goodwill	Ps.	19,566,998

The Company’s purchase price allocation is preliminary in nature and will be finalized upon completion of independent appraisals of the fair value of the net assets acquired.

Subsequent Events

g) In October 2012, the Company announced the termination of its agreement with Digicel to acquire 100% of its operation in El Salvador.

5. Debt

The Company’s short- and long-term debt consists of the following:

		At September 30, 2012
Currency	Loan	Rate	Maturity from 2012 to	Total
U.S. dollars
	ECA credits (fixed rate)	2.52%	2017	Ps.	1,236,083
	ECA credits (floating rate)	L+0.35%, L+0.50% and L+0.75%	2018		5,116,901
	Fixed-rate notes	2.375% - 8.57%	2042		195,018,916
	Leases	3.75%	2015		360,094
	Lines of credit	L+0.325% & 6.5% and 9.26%	2019		9,074,968

	Subtotal U.S. dollars				210,806,962

Euros
	ECA credits (fixed rate)	2.00%	2022		140,771
	Fixed rate notes	3.0%, 3.75%, 4.125% and 4.75%	2022		62,292,233

	Subtotal Euros				62,433,004

Mexican pesos
	Fixed-rate notes	4.10% - 9.00%	2037		41,524,185
	Floating rate notes	Cetes + 0.55% & TIIE+ 0.40%-1.50%	2016		22,600,000

	Subtotal Mexican pesos				64,124,185

Reais	Lines of credit	4.50%, 8.78% and 9.20%	2020		1,215,873
	Fixed-rate notes	4.50%	2018		2,097,446
	Floating rate notes	IPCA+0.50%	2021		343,503

	Subtotal Brazilian reais				3,656,822

	Bonds	IPC + 6.80% & 7.59%	2016		4,453,940

Colombian pesos	Subtotal Colombian pesos				4,453,940

	Bonds	1.125% - 5.75%	2041		61,726,703
Other currencies	Leases	2.75% - 8.97%	2027		295,806
	Lines of credit	L + 0.33% & 19.00% and 19.45%	2014		3,615,788

	Subtotal other currencies				65,638,296

	Total debt				411,113,210

	Less: Short-term debt and current portion of long -term debt				20,320,470

	Long-term debt			Ps.	390,792,740

		At December 31, 2011
Currency	Loan	Rate	Maturity from 2012 to	Total
U.S. dollars
	ECA credits (fixed rate)	2.52%	2017	Ps.	1,636,312
	ECA credits (floating rate)	L + 0.30%, L + 0.35%, L + 0.50% and L + 0.75%	2018		6,780,181
	Fixed-rate notes	2.375% - 6.375%	2040		167,854,707
	Lines of credit	L + 0.25% L + 0.325% L + 0.35%	2014		14,015,863

	Subtotal U.S. dollars				190,287,063

Euros
	ECA credits (fixed rate)	2.00%	2022		177,004
	Fixed-rate notes	3.75%, 4.125% and 4.75%	2022		49,865,633

	Subtotal Euros				50,042,637

Mexican pesos
	Lines of credit	TIIE + 0.60%	2012		55,000
	Fixed-rate notes	4.10%-10.20%	2037		41,680,565
	Floating-rate notes	Cetes + 0.55% & TIIE +-0.10% -1.50%	2016		32,600,000

	Subtotal Mexican pesos				74,335,565

Reais
	Lines of credit	4.50%, 8.78% and 9.20%, IPCA + 0.50% & TJLP+4.5%	2021		2,707,482

	Subtotal Brazilian reais				2,707,482

Colombian pesos	Bonds	IPC + 6.8% & 7.59%	2016		4,464,945

	Subtotal Colombian pesos				4,464,945

Other currencies	Bonds	1.23% - 6.41%	2039		43,066,551
	Leases	2.75% - 8.97%	2027		527,535
	Lines of credit	L + 0.33%, TAB +0.40% and 0.425%, Badlar Rate & 10.00% - 19.45%	2014		15,187,024

	Subtotal other currencies				58,781,110

	Total debt				380,618,802

	Less: Short-term debt and current portion of long-term debt				26,643,315

	Long-term debt			Ps.	353,975,487

Legend:

Badlar Rate = Interest rate paid in Argentina on fixed-term deposits of more than one million Argentinean pesos

Cetes = Mexican Treasury Certificates

ECA = Export Credit Agreement

IPCA = Brazil’s consumer price index.

IPC = Consumer Price Index

L = LIBOR or London Interbank Offered Rate

TAB =Bankers and Financial Institutions Association Rate

TIIE = Mexican Weighted Interbank Interest Rate

TJLP = Long-term Interest Rate

Except for the fixed-rate notes, interest rates on the Company’s debt are subject to variances in international and local rates. The Company’s weighted average cost of borrowed funds at September 30, 2012 and December 31, 2011 was approximately 4.8% and 5.2%, respectively. Such rates do not include commissions or the reimbursements for Mexican tax withholdings (typically a tax rate of 4.9%) that the Company must make to international lenders. In general, fees on financing transactions add ten basis points to financing costs.

An analysis of the Company’s short-term debt at September 30, 2012 and at December 31, 2011 is as follows:

	At September 30, 2012		At December 31, 2011
Domestic senior notes	Ps.	10,702,145	Ps.	10,300,000
Local bonds		—		648,424
Lines of credit used		6,491,568		9,568,760
Other loans		115,344		200,710

Total	Ps.	17,309,057	Ps.	20,717,894

Weighted average interest rate		4.5%		5.1%

An analysis of maturities of the Company’s long-term debt as of September 30, 2012 is as follows:

Year	Amount
2013	Ps.	526,451
2014		28,621,469
2015		38,010,661
2016		42,863,116
2017		31,464,605
2018 and thereafter		249,306,438

Total	Ps.	390,792,740

Senior Notes – At September 30, 2012 and December 31, 2011, the Company had senior notes issued in U.S. dollars of US$ 15,098 million (Ps. 195,019 million) and of US$ 11,998 million (Ps. 167,855 million), respectively, maturing from 2014 to 2042. At September 30, 2012 and December 31, 2011, the Company also had senior notes issued in Mexican pesos of Ps. 64,124 and of Ps. 74,281 million, respectively, maturing from 2012 to 2037.

During 2011 America Movil issued seven series of senior notes as follows: US$ 750 and US$ 2,000 million, 270 million of Swiss Francs, 6,900 and 5,100 million of Japanese Yen, 1,000 million in Euros and 500 million in Pounds. During the first quarter of 2012 America Movil issued a series of senior notes of 1,000 million Chinese Yuan (Ps. 2,066 million or US$ 160 million approximately). During the third quarter of 2012 America Movil issued five series of senior notes of US$ 1,600 million, US$ 1,150 million, 1,000 million in Euros, 750 million in Pounds and 250 million in Swiss Francs.

Lines of credit granted or guaranteed by export credit agencies – The Company has medium- and long-term financing programs for the purchase of equipment, with certain institutions, to promote exports and provide financial support to purchase export equipment from their respective countries. The outstanding balance under these plans at September 30, 2012 and December 31, 2011 is approximately Ps. 6,494 million and Ps. 8,593 million, respectively.

Domestic Notes – At September 30, 2012 and December 31, 2011, debt under domestic notes aggregates to Ps. 47,096 million and Ps. 56,909 million, respectively. Some bear interest at fixed rates, and others at variable rates based on CETES (a rate based on the cost of Mexican treasuries) or TIIE (a Mexican interbank rate) and IPCA.

In addition to the above, the Company has two commercial paper programs authorized by the Mexican Banking and Securities Commission (CNBV) for a total amount of Ps. 20,000 million.

General

In conformity with the credit agreements, the Company is obligated to comply with certain financial and operating commitments. These covenants limit, in certain cases, the ability of the Company or the guarantor to: pledge assets, carry out certain types of mergers, sell all or substantially all of its assets, and sell control over Telcel.

These covenants do not restrict the ability of AMX’s subsidiaries to pay dividends or other payment distributions to AMX. The more restrictive financial covenants require the Company to maintain a consolidated ratio of debt to EBITDA (earnings before interest, tax, depreciation and amortization) that does not exceed 4 to 1, and a consolidated ratio of EBITDA to interest paid that is not below 2.5 to 1 (in accordance with the clauses included in the credit agreements). In certain instruments Telcel is subject to similar ratios and covenants as AMX. Also, Telmex Internacional is subject to financial covenants requiring it to maintain a ratio of debt to EBITDA that does not exceed 3.5 to 1, and a consolidated ratio of EBITDA to interest paid that is not below 3 to 1 (in accordance with the clauses included in the credit agreements).

Several of the financing instruments of the Company are subject to early extinguishment or re-purchase, at the option of the debt holder in the case that a change in control occurs.

A portion of the debt of Telmex is subject to certain restrictions with respect to maintaining certain financial ratios, as well as restrictions on selling a significant portion of groups of assets, among others.

A portion of the debt is also subject to early maturity or repurchase at the option of the holders in the event of a change in control of the Company, as so defined in each instrument. The definition of change in control varies from instrument to instrument; however, no change in control shall be considered to have occurred as long as Carso Global Telecom or its current shareholders continue to hold the majority of the Company’s voting shares.

At September 30, 2012, the Company was in compliance with all the covenants established in its debt agreements.

At September 30, 2012, approximately 56% of America Movil’s total outstanding consolidated debt was guaranteed by Telcel.

6. Accounts Payable

a) An analysis of the caption accounts payable and accrued liabilities is as follows:

	September 30 2012		December 31 2011
Suppliers	Ps.	86,941,332	Ps.	92,484,803
Sundry creditors		35,526,520		37,982,974
Interest payable		4,510,838		6,242,819
Accrued expenses and other provisions		36,415,308		37,156,996
Guarantee deposits		2,006,968		1,753,530
Dividends payable		9,754,864		3,119,333

Total	Ps.	175,155,830	Ps.	178,740,455

b) An analysis of accrued expenses and other provisions at September 30, 2012 and December 31, 2011 is as follows:

							Applications
	Balance at December 31, 2011		Effect of translation		Increase of the year		Payments		Reversals		Balance at September 30, 2012
Direct employee benefits payable		Ps. 8,194,088	Ps.	(483,140)		Ps. 9,383,204	Ps.	(8,745,404)	Ps.	(142,793)	Ps.	8,205,955
Asset retirement obligations		6,387,229		(547,985)		1,677,331		(251,121)		(4,914)		7,260,540
Contingencies		22,575,679		(3,039,030)		2,633,537		(1,060,270)		(161,103)		20,948,813

		Ps. 37,156,996	Ps.	(4,070,155)		Ps. 13,694,072	Ps.	(10,056,795)	Ps.	(308,810)	Ps.	36,415,308

							Applications
	Balance at December 31, 2010		Effect of translation		Increase of the year		Payments		Reversals		Balance at December 31, 2011
Direct employee benefits payable	Ps.	8,752,153	Ps.	75,425	Ps.	10,195,237	Ps.	(10,764,332)	Ps.	(64,395)	Ps.	8,194,088
Asset retirement obligations		4,681,409		79,891		1,661,841		(29,960)		(5,952)		6,387,229
Contingencies		18,100,789		266,616		5,034,512		(819,307)		(6,931)		22,575,679

	Ps.	31,534,351	Ps.	421,932	Ps.	16,891,590	Ps.	(11,613,599)	Ps.	(77,278)	Ps.	37,156,996

7. Related Parties

For the nine-month periods ended September 30, 2012 and 2011, the Company conducted the following transactions with related parties:

	For the nine-month periods ended September 30,
	2012		2011
Revenues:
Telecommunications services			Ps.	3,519,538
Long-distance services and other telecommunications services	Ps.	253,219		430,838
International interconnection services		346,513		376,110
Sale of materials and other services		332,180		306,634

Total	Ps.	931,912	Ps.	4,633,120

Expenses:
Construction services, purchases of materials, inventories and fixed assets	Ps.	4,203,327	Ps.	3,754,136
Telecommunications services				2,845,046
Insurance premiums, fees paid for administrative and Operating services, brokerage services and others		1,609,920		1,603,826
Other		969,515		1,285,472

Total	Ps.	6,782,762	Ps.	9,488,480

For the three-month periods ended September 30, 2012 and 2011, the Company conducted the following transactions with related parties:

	For the three-month periods ended September 30,
	2012		2011
Revenues:
Telecommunications services			Ps.	867,230
Long-distance services and other telecommunications services	Ps.	93,578		174,393
International interconnection services		122,286		168,483
Sale of materials and other services		99,042		83,712

Total	Ps.	314,906	Ps.	1,293,818

Expenses:
Construction services, purchases of materials, inventories and fixed assets	Ps.	1,797,291	Ps.	1,743,012
Telecommunications services				987,974
Insurance premiums, fees paid for administrative and Operating services, brokerage services and others		679,820		734,907
Other		426,860		61,454

Total	Ps.	2,903,971	Ps.	3,527,347

8. Contingencies

Revocation of Fine Against Telcel by the Mexican Federal Antitrust Commission

On May 2, 2012, Telcel was notified of a resolution issued by the Mexican Federal Antitrust Commission (Comisión Federal de Competencia, or “Cofeco”) that revoked the Ps.11,989 million fine imposed by Cofeco in April 2011 for alleged monopolistic practices in the mobile termination market. As a condition to the revocation of the fine, Telcel must comply with certain undertakings that were proposed by it to Cofeco in March 2012. These undertakings are described in our 2011 Form 20-F. Certain of the operators that were parties to that proceeding have challenged the revocation of the fine.

9. Equity

a) The capital stock of the Company consists of a minimum fixed portion of Ps.397,873 (nominal amount), represented by a total of 95,489,724,196 shares (including treasury shares available for re-subscription in accordance with the provisions of the Mexican Securities Law), of which (i) 23,424,632,660 are common series “AA” shares; (ii) 776,818,130 are common series “A” shares; and (iii) 71,288,273,406 are series “L” shares. All such shares have been fully subscribed and paid.

b) At September 30, 2012 and December 31, 2011, the Company´s capital stock was represented by 76,060,886,610 (23,424,632,660 series “AA” shares, 722,388,177 series “A” shares and 51,913,865,773 registered “L” shares) and 76,992,000,000 (23,424,632,660 series “AA” shares, 756,967,714 series “A” shares and 52,810,399,626 registered “L” shares), respectively.

c) At September 30, 2012 and December 31, 2011, the Company´s treasury shares included shares for re-subscription, in accordance with the provisions of the Mexican Securities Law, in the amount of 19,428,837,586 shares (19,422,891,769 series “L” shares and 5,945,817 series “A” shares) and 18,497,724,196 shares (18,495,699,196 series “L” shares and 2,025,000 series “A” shares) respectively.

d) The holders of Series “AA” and Series “A” shares are entitled to full voting rights. The holders of series “L” shares may only vote in certain circumstances, and they are only entitled to appoint two members of the Board of Directors and their respective alternates. The matters in which the shareholders who are entitled to vote are the following: extension of the term of the Company, early dissolution of the Company, change of corporate purpose of the Company, change of nationality of the Company, transformation of the Company, a merger with another company, as well as the cancellation of the registration of the shares issued by the Company in the National Securities Registry and any other foreign stock exchanges where they may be registered, except for quotation systems or other markets not organized as stock exchanges. Within their respective series, all shares confer the same rights to their holders.

The Company’s bylaws contain restrictions and limitations related to the subscription and acquisition of Series “AA” shares by non-Mexican investors.

e) In accordance with the bylaws of the Company, Series “AA” shares must at all times represent no less than 20% and no more than 51% of the Company’s capital stock, and they also must represent at all times no less than 51% of the common shares (entitled to full voting rights, represented by Series “AA” and Series “A” shares) representing capital stock.

Series “AA” shares may only be subscribed to or acquired by Mexican investors, Mexican corporations and/or trusts expressly empowered for such purposes in accordance with the applicable legislation in force. Common Series “A” shares, which may be freely subscribed, may not represent more than 19.6% of capital stock and may not exceed 49% of the common shares representing such capital. Common shares (entitled to full voting rights, represented by Series “AA” and Series “A” shares) may represent no more than 51% of the Company’s capital stock.

Lastly, the combined number of series “L” shares, which have limited voting rights and may be freely subscribed, and series “A” shares may not exceed 80% of the Company’s capital stock. For purposes of determining these restrictions, the percentages mentioned above refer only to the number of Company shares outstanding.

Dividends

f) On April 25, 2012, the Company’s shareholders approved payment of a cash dividend of $0.20 pesos per share for each Series AA, A and L shares, for a total dividend of Ps. 15,092,027, to be paid in two installments of Ps. 0.10 pesos per share on July 20, 2012 and November 16, 2012 against coupons No. 31 and 32, respectively, of the titles that represent the Company’s capital stock.

On April 27, 2011 The Company payment a cash dividend of Ps. 0.36 pesos, payable in two installments, for each of the Series “AA”, “A” and “L” shares representing capital stock (including the preferred dividend corresponding to Series “L” shares), the amount of which is to be adjusted based on the resolutions to be adopted regarding the stock split referred to in paragraph.

The aforementioned dividends were paid for the Net taxed profit account (CUFIN).

10. Income Tax and Flat-Rate Business Tax

An analysis of income tax charged to results of operations for the nine-month periods ended September 30, 2012 and 2011 is as follows:

	2012		2011
Current year income tax	Ps.	38,619,444	Ps.	30,534,973
Deferred income tax		(1,615,980)		(465,345)

Total	Ps.	37,003,464	Ps.	30,069,628

An analysis of income tax charged to results of operations for the three-month periods ended September 30, 2012 and 2011 is as follows:

	2012		2011
Current year income tax	Ps.	16,644,158	Ps.	7,306,001
Deferred income tax		(3,127,267)		(380,286)

Total	Ps.	13,516,891	Ps.	6,925,715

The Company’s effective tax rate was 32.5% and 29.8% for the nine months ended September 30, 2012 and 2011 respectively; and 30.5% and 25.6% for the three-months ended September 30, 2012 and 2011 respectively.

11. Components of other comprehensive income (loss)

An analysis of the components of the other comprehensive loss as of September 30, 2012 and 2011 is as follows:

	2012		2011
Valuation of the derivative financial instruments, net of deferred tax	Ps.	105,105	Ps.	271,431
Translation effect of foreign subsidiaries		(33,399,828)		1,620,449
Non-controlling interest of the items above		(1,232,649)		21,903

Other comprehensive loss	Ps.	(34,527,372)	Ps.	1,913,783

12. Other Financial Assets and Liabilities

Fair value hierarchy

At September 30, 2012 and December 31, 2011, América Móvil had the following financial instruments either measured or disclosed at fair value.

The Company’s valuation techniques used to determine and disclose the fair value of its financial instruments are based on the following hierarchy:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2: Variables other than quoted prices in Level 1 that are observable for the asset or liability, either directly (prices) or indirectly (derived from prices); and

Level 3: Variables used for the asset or liability that are not based on any observable market data (non-observable variables).

For the nine-month periods ended September 30, 2012 and the year ended December 31, 2011, no transfers were made between Level 1 and Level 2 fair value measurement techniques.

	Measuring fair value at September 30, 2012
	Level 1		Level 2		Level 3	Total
Assets
Derivatives			Ps.	326,432		Ps.	326,432
Pension plan assets	Ps.	224,523,212					224,523,212

Total	Ps.	224,523,212	Ps.	326,432		Ps.	224,849,644

Liabilities
Debt	Ps.	333,680,970	Ps.	128,632,568		Ps.	462,313,538
Derivatives				3,831,640			3,831,640

Total	Ps.	333,680,970	Ps.	132,464,208		Ps.	466,145,178

	Measuring fair value at December 31, 2011
	Level 1		Level 2		Level 3	Total
Assets
Derivatives			Ps.	7,777,953		Ps.	7,777,953
Pension plan assets	Ps.	215,657,633					215,657,633

Total	Ps.	215,657,633	Ps.	7,777,953		Ps.	223,435,586

Liabilities
Debt	Ps.	390,859,513	Ps.	22,879,282		Ps.	413,738,795
Derivatives				873,398			873,398

Total	Ps.	390,859,513	Ps.	23,752,680		Ps.	414,612,193

13. Segments

América Móvil operates in different countries. The Company has operations in Mexico, Guatemala, Nicaragua, Ecuador, El Salvador, Brazil, Argentina, Colombia, United States, Honduras, Chile, Peru, Paraguay, Uruguay, Dominican Republic, Puerto Rico, Jamaica and Panama.

The Company management analyzes the financial and operating information by geographical segment, except for Mexico, which shows América Móvil and Telmex as two segments. All significant operating segments that represent more than 10% of consolidated revenues, more than 10% of net profit and more than 10% of consolidated assets, are presented separately.

	Mexico (1)	Telmex	Brazil	Southern Cone (2)	Colombia	Andean (3)	Central- America (4)	U.S.A. (5)	Caribbean (6)	Eliminations	Total consolidated
At September 30, 2012
Operating revenues	129,168,352	79,594,367	159,032,263	45,900,051	53,568,834	31,269,550	17,134,099	45,598,838	20,790,786	(4,999,603)	577,057,537
Operating income	61,493,188	14,625,617	9,972,014	6,651,630	16,571,009	9,624,420	(2,753,135)	2,693,016	1,741,034	1,340,185	121,958,978
Depreciation and amortization	6,567,727	12,489,752	30,162,223	5,153,319	7,703,435	3,453,911	7,269,618	329,227	4,148,137		77,277,349
Assets by segment	629,773,809	164,369,192	305,422,128	96,916,968	95,921,588	63,557,563	45,021,595	23,886,016	64,057,147	(522,838,297)	966,087,709
Plant, property and equipment, net	42,731,979	99,570,488	154,949,110	48,738,245	40,716,073	22,609,430	33,793,170	1,807,048	27,348,531		472,264,074
At September 30, 2011:
Operating revenues (Adjusted)	123,563,845	83,333,077	130,164,313	39,146,598	43,759,738	25,085,838	13,904,170	33,452,594	19,535,875	(10,738,540)	501,207,508
Operating income	58,240,190	19,648,142	7,439,110	6,674,401	13,611,562	7,966,781	80,531	890,035	2,025,532	(342,271)	116,234,013
Depreciation and amortization	6,298,622	12,680,216	27,549,237	4,564,172	6,397,470	2,806,932	4,633,255	263,343	3,643,496		68,836,743
Assets by segment	670,275,503	160,302,843	310,784,949	90,531,610	84,137,757	65,351,173	51,155,584	18,519,790	69,587,431	(558,099,411)	962,547,229
Plant, property and equipment, net	42,451,851	95,866,089	126,903,225	40,042,300	37,895,069	21,822,864	32,407,508	769,188	31,599,173		429,757,267

Mexico includes Telcel and corporate operations and assets

(1)	Southern Cone includes Argentina, Chile, Paraguay and Uruguay
(2)	Andean includes Ecuador and Peru.
(3)	Central America includes Guatemala, El Salvador, Honduras, Nicaragua and Panama.
(4)	Excludes Puerto Rico
(5)	Caribbean includes the Dominican Republic, Puerto Rico and Jamaica

14. Subsequent Events

a) On November, 2012, AMX through its Brazilian subsidiary (Embratel) launche the Star One C3 Satellite, the newest member of the third generation of Embratel’s satellites. This new satellite will expand the capacity and coverage to render TV, data and voice transmission services. Its range will cover Miami and the entire South America, including the Andean countries (Bolivia, Peru, Ecuador, Colombia, and Venezuela). In Brazil, its coverage will span over the waters under Brazilian jurisdiction until the pre-salt area, offering better communication possibilities for the oil & gas industry. With 28 communication channels in Band C and 16 channels in Band Ku, the satellite will replace the Brasilsat B3 satellite, currently operating in position 75ºW.

b) In November 2012, the Company launched 4G LTE (Long Term Evolution) services in major cities of Mexico.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 27, 2012

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/s/ Carlos José García Moreno Elizondo
Name:	Carlos José García Moreno Elizondo
Title:	Chief Financial Officer